UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SERONO S.A.
(Name of Issuer)

Bearer Shares, nominal value CHF 25 per share
(Title of Class of Securities)

CINS: H32560106
(CUSIP Number)

Stephen F. Arcano, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, NY 10036 (212) 735-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. CINS: H32560106	Page 2 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Ernesto Bertarelli
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Switzerland
Number of Shares Bene- ficially by Owned by Each Reporting Person With	7. Sole Voting Power: 5,696,522
8. Shared Voting Power: -0-
9. Sole Dispositive Power: 5,696,522
10. Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,696,522
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 52.1%
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. CINS: H32560106	Page 3 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bertarelli Biotech SA (formerly Bertarelli & Cie)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Switzerland
Number of Shares Bene- ficially by Owned by Each Reporting Person With	7. Sole Voting Power: 5,672,772
8. Shared Voting Power: -0-
9. Sole Dispositive Power: 5,672,772
10. Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,672,772
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 52.0%
14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 2 (this “Amendment”) amends the Schedule 13D filed by Ernesto Bertarelli and Bertarelli Biotech SA, a Swiss corporation (société anonyme / Aktiengesellschaft) having its registered office at Chéserex, canton of Vaud, Switzerland (formerly Bertarelli & Cie), with the Securities and Exchange Commission (“SEC”) on June 27, 2005 (together, with Amendment No. 1 thereto, filed on September 25, 2006, and this Amendment, the “Schedule 13D”), with respect to the Bearer Shares, nominal value CHF 25 per share (the “Bearer Shares”), of Serono S.A., a societe anonyme organized under the laws of Switzerland (the “Company”). Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D. The purpose of this Amendment is to amend the information contained in Items 5, 6 and 7 of the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

"(a) See Items 11 and 13 of the cover pages to this Amendment, which Items are incorporated herein by reference, for the aggregate number and percentage of Bearer Shares owned respectively by Ernesto Bertarelli and Bertarelli Biotech SA.

(b) See Items 7,8, 9 and 10 of the cover pages to this Amendment, which Items are incorporated herein by reference, for the aggregate number of Bearer Shares beneficially owned by Ernesto Bertarelli and Bertarelli Biotech SA, respectively, as to which there is sole or shared power to vote or direct the vote or sole or shared power to dispose or to direct the disposition of such Bearer Shares.

The percentage of the Bearer Shares set forth for Ernesto Bertarelli and Bertarelli Biotech SA, respectively, in this Item 5 was calculated based upon (i) 10,270,092 Bearer Shares outstanding as of December 12, 2006, (ii) the 635,842 Treasury Shares to be acquired by Bertarelli Biotech SA on or about December 14, 2006 and (iii) with respect to Ernesto Bertarelli, the number of Bearer Shares issuable upon the exercise of options to purchase Bearer Shares held by Ernesto Bertarelli that are exercisable within 60 days, if any. The percentage of the total outstanding votes of the Bearer Shares as a single class set forth for Ernesto Bertarelli and Bertarelli Biotech SA in this Item 5 was calculated based on the outstanding Bearer Shares set forth in clause (i) above. Holders of Bearer Shares are entitled to one vote per share on matters submitted generally to the Company's shareholders for their approval.

Except as otherwise provided in this Item 5, each of Ernesto Bertarelli and Bertarelli Biotech SA have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the Bearer Shares deemed to be beneficially owned by them.

(c) Ernesto Bertarelli has effected the following transactions in the Bearer Shares during the past 60 days:

See Item 6 of this Schedule 13D.

Bertarelli Biotech SA has effected the following transactions in the Bearer Shares during the past 60 days:

See Item 6 of this Schedule 13D.

(d) Not applicable.

(e) Not applicable."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add to the end thereof the following:

“On December 8, 2006, Ernesto Bertarelli, Maria-Iris Bertarelli and Donata Bertarelli Späth (collectively, the "Sellers"), Merck KGaA (the "Parent") and Merck Vierte Allgemeine Beteiligungsgesellschaft mbH (the "Offeror"), entered into a letter agreement (the “Letter Agreement”) providing for, among other things, certain amendments to the Share Purchase Agreement, entered into by such parties on September 21, 2006 (the "SPA"), and the transfer to Bertarelli Biotech SA of 635,842 Bearer Shares (the “Treasury Shares”) currently being held in treasury by Serono 92 Limited, Cayman Islands, British West Indies, a wholly owned subsidiary of the Company.

Pursuant to the terms of the Letter Agreement, the Parent and the Offeror agreed to waive certain conditions precedent to their obligations to consummate the transactions contemplated by the SPA. In particular, the Parent and the Offeror agreed to waive, effective as of 24:00 CET on December 10, 2006, the conditions to their obligations set forth in (i) Section 2.2.1(a) of the SPA, relating to the absence of any inaccuracy of the statements of condition relating to the Company contained in Article V of the SPA which amounts to a Material Adverse Effect (as defined in the SPA), and (ii) Section 2.2.1(b) of the SPA, relating to the absence of a Material Adverse Effect on the Company. The Letter Agreement further provides that the Parent’s and the Offeror’s waiver of the conditions described above shall be subject to the fulfillment or waiver of certain conditions, including the delivery of a certification by Ernesto Bertarelli regarding the absence, to his Knowledge (as defined in the SPA), of a Material Adverse Effect, the Company’s agreement to certain integration planning measures proposed by the Parent and the Offeror and the delivery of an assessment report relating to one of the Company’s developmental products to the Parent. All of such conditions have been satisfied and the Parent has confirmed in writing its waiver of the conditions set forth in Sections 2.2.1(a) and 2.2.1(b) of the SPA.

Also pursuant to the terms of the Letter Agreement, the Sellers have agreed to take such lawful action as may be necessary, subject to applicable fiduciary duties and applicable law, to cause the Company to cause the Treasury Shares to be transferred to Bertarelli Biotech SA on or before December 31, 2006. Under the terms of the Letter Agreement, the purchase price for the Treasury Shares shall be based on the market price of Bearer Shares on the trading day immediately prior to execution of the instrument evidencing the transfer of the Treasury Shares, but shall not exceed CHF 1,100. The purchase price for the Treasury Shares shall be payable on a date after the transactions contemplated by the SPA shall have been consummated, with interest accruing on such amount following the date of transfer of the Treasury Shares.   The Sellers, the Parent and the Offeror currently contemplate that the transfer of the Treasury Shares shall occur on or about December 14, 2006. Pursuant to the terms of the Letter Agreement, the Parent has agreed to indemnify and hold harmless each of the Sellers and the Company for any damages or taxes incurred in connection with the transfer of the Treasury Shares in the event that the transactions contemplated by the SPA are not consummated.

The foregoing descriptions are qualified in their entirety by reference to the SPA and to the Letter Agreement, a copy of which Letter Agreement is attached hereto and incorporated herein by reference."

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add to the end thereof the following:

"Exhibit 99.1	Letter Agreement, dated as of December 8, 2006."

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2006

ERNESTO BERTARELLI

/s/ Ernesto Bertarelli

BERTARELLI BIOTECH SA

By:	/s/ Ernesto Bertarelli
Name: Ernesto Bertarelli
Title: President